GOLDEN EAGLE INTERNATIONAL, INC.
9661 South 700 East
Salt Lake City, Utah 84070

December 2, 2009

Via Edgar Filing and Facsimile

Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-7010

Re: Golden Eagle International, Inc. Preliminary Proxy Statement on Schedule 14A
Filed January 15, 2009
File No. 0-23726

Dear Ms. Parker:

        Concurrently with this letter Golden Eagle International, Inc. (the “Company”) filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) for a special meeting the Company hopes to hold early in 2010. The Proxy Statement includes four separate matters to be submitted to the Company’s shareholders, including a proposal to effect a 1-for-500 reverse stock split. In January 2009 the Company filed a preliminary proxy statement that contained a single proposal — seeking shareholder approval to effect a 1-for-500 reverse stock split (the “January Proxy Statement”). On February 3, 2009 the Commission submitted a letter to the Company commenting on the January Proxy Statement. The Company was unable to timely respond to the Commission’s letter and did not amend (or distribute) the January Proxy Statement.

        Because the Proxy Statement contains a proposal seeking shareholder approval to effect a reverse stock split the Proxy Statement includes disclosure addressing the comments raised in the Commission’s February 3, 2009 comment letter. This letter is intended to provide the information in response to the comments in your February 3, 2009 letter as set forth below.

General

Comment 1. We note your statement in your most recent Form 10-Q filed November 19, 2008 that, “[o]ur auditors have issued a going concern opinion on our audited financial statements for the fiscal year ended December 31, 2007 as we had a significant working capital deficit and we had substantial losses since our inception. These and other matters raise substantial doubt about our ability to continue as a going concern.” Please revise to include the information relating to the substantial doubt about your ability to continue as a going concern and how it relates to the proposed reverse stock split.

Response: Under the heading “Reasons for the Reverse Stock Split” the Proxy Statement includes disclosure regarding the going concern opinion it received as part of the its fiscal 2008 audit and how it relates to the proposed reverse stock split. That disclosure reads as follows:

Our auditors issued a going concern opinion on our audited financial statements for the fiscal year ended December 31, 2008 as we had a significant working capital deficit and we had substantial losses since our inception, and we expect the auditors to issue a similar opinion for our 2009 fiscal year. These and other matters raise substantial doubt about our ability to continue as a going concern.

If the reverse stock split is affected we will have additional shares of common stock available for issuance. Further, our capitalization structure will be simplified if all, or even a portion of, the holders of our Preferred Stock convert their shares of preferred stock into common stock which they are currently not able to do. Additionally, if the reverse stock is effected the market price of our common stock is likely to increase. The Board of Directors believes that a smaller and less complicated capital structure will be more attractive to the public marketplace and to prospective investors than the existing capital structure with over 1.8 billion shares outstanding and various classes of preferred stock which are convertible into a significant number of shares of common stock. As such, affecting the reverse stock may help us address our short term liquidity shortages and is the primary reason the reverse stock split is being proposed to our shareholders. However, in the long term the Company’s success is dependent on its ability to identify and successfully execute upon a business opportunity.

Beneficial Ownership Information

Comment 2. Please revise your table headings to accurately reflect the information presented.

Response: The headings in the Beneficial Ownership tables in the Proxy Statement have been amended and to the Company’s knowledge accurately reflect the information presented (and as required by Item 403 of Regulation S-K).

Proposal 1 – Authorization for the Board to Effect a Reverse Stock Split

Comment 3.We note your statement in the Q&A section that “We have no other commitment to issue any additional shares of common stock at this time.”(emphasis added) Please state whether you have any current plans, proposals or arrangements, written or otherwise, to issue any of the proposed available authorized shares of stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions: and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Response: The Company does not have any current plans, proposals, or arrangements or otherwise to issue any of the proposed available authorized shares of common stock. However, if the reverse stock is approved and then effected, the holders of certain convertible securities (such as the various classes of outstanding preferred stock) will be able to convert their securities into common stock. Specific disclosure regarding this issue is included in the Q&A section of the Proxy Statement and similar disclosure is included in the discussion of Proposal No. 1 under the heading “Effect of the Reverse Stock Split.”

Comment 4. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the change in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response: In the discussion of Proposal No. 1 the Proxy Statement includes a section entitled “Anti-Takeover Effects.” This section discusses the possible anti-takeover effects of the change in authorized shares. Further, it states that there are no anti-takeover provisions in the Company’s governing documents or otherwise, and the Company does not have any plans or proposals to adopt any such provisions.

Comment 5. Discuss the potential dilutive effects of the reverse stock split on your current shareholders, such as if in the future you issue shares of the newly available authorized but unissued common stock.

        Response: Throughout the discussion of Proposal No. 1 the Proxy Statement includes disclosure that addresses the potential dilutive effects of the reverse stock split. For example, under the heading “Effects of the Reverse Stock Split” the Proxy Statement includes the following disclosure addressing the potential dilutive effects of the reverse stock split, such as the following:

o	“[S]ince we are not reducing the total authorized number of shares of common stock under our articles of incorporation, we will have the ability to issue more than 1.9 billion shares of our common stock which might significantly dilute the ownership of our current shareholders.”

o	“Although we have no other immediate plans at the present time to issue additional shares of common stock, it is likely that we will issue additional shares in the future.”

Similar statements are included in the description of the various outstanding classes of preferred stock which will become convertible if the reverse stock split is effected. The Company believes this disclosure in conjunction with the tables throughout the Proxy Statement that describe the effects of the reverse stock split on the various convertible securities the Company has outstanding addresses the potential dilutive effects of the reverse stock split.

Comment 6. Based on the disclosure in the table under the Q&A “Why are the shareholders being asked to consider the reverse stock split at this time?, it appears that the voting power of the Series B Stock will only be reduced by 1/2 rather than 1/500 like your other classes of securities upon consummation of the reverse stock split. Please provide better disclosure of the Series B Stock. Disclose the material terms of and the circumstances under which you issued the Series B Stock, and identify the beneficial owner(s) of the Series B Stock. Disclose that, as a result of the reverse stock split, the holders of the Series B Stock will enjoy 250 times more voting power per share of Series B when compared to the voting power of the common stock.

Response: Following the reverse stock split, each share of preferred stock will have the same rights and privileges under the Company’s Articles of Incorporation as existed prior to the reverse split. Currently, the various classes of outstanding preferred stock have different voting rights and these voting rights would be affected differently by the reverse stock split. The Company has added a significant amount of disclosure regarding the various classes of preferred stock outstanding and the effects the reverse split would have on the different classes of preferred stock. For example, a table that outlines the voting rights of the various classes of preferred stock is included in the Q&A section of the Proxy Statement under the question “Who is Entitled to Vote.” Moreover, the Proxy Statement includes an entire subsection regarding the Company’s preferred stock, and the voting rights of the various classes of preferred stock (including a specific table on the issue on or about page 22 of the Proxy Statement).

_________________

        In conjunction with the Company’s response to your letter dated February 3, 2009, the Company acknowledges that:

o	The Company is responsible for the adequacy of the disclosures in the filing;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope we have adequately addressed your comments. Please contact me at 801-619-0320 or my legal counsel, Burns, Figa & Will, P.C. (Herrick K. Lidstone, Jr. or Peter F. Waltz at 303-796-2626) if you need more information or have additional comments.

Respectfully submitted GOLDEN EAGLE INTERNATIONAL, INC. By: /s/ Terry C. Turner —————————————— Terry C. Turner President, CEO, and Chairman of the Board

cc: Douglas Brown, Division of Corporate Finance